Filed by FleetBoston Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company:  FleetBoston Financial Corporation
                                                      Commission File No. 1-6366



On October 2, 2000, FleetBoston Financial Corporation issued the following press release:

BOSTON, Oct. 2 /PRNewswire/ -- FleetBoston Financial Corporation (NYSE: FBF) today announced that it has signed a definitive merger agreement to acquire Summit Bancorp (NYSE: SUB), the leading retail and commercial bank in New Jersey. The transaction, which is valued at $7.0 billion, solidifies Fleet's presence in the New Jersey and metropolitan New York markets, and is a logical extension of Fleet's geographic franchise across the Northeast.

Under the terms of the agreement, Summit shareholders will receive 1.02 shares of Fleet for each share of Summit they own in a fixed stock exchange. Based on the closing price of Fleet's stock on Friday, September 29, the transaction values Summit at $39.78 per share (or in the aggregate at $7.0 billion). The price per share represents a 15.7% premium over Summit's stock price as of September 29. The transaction, which is expected to be tax-free to Summit shareholders, will be accounted for on a pooling basis and has been approved by the Boards of Directors of both companies. The transaction is expected to close before March 31, 2001 and is subject to approval by Summit shareholders as well as customary regulatory approvals.

Terrence Murray, Chairman and Chief Executive Officer of Fleet, said, "Summit has a formidable presence in the attractive New Jersey market. This transaction is an excellent geographic fit with our existing franchises, making Fleet the number one bank in New Jersey and, for the first time, extending our banking franchise into the Philadelphia region. In addition, it furthers Fleet's strategic goals of balanced earnings and leveraging our product and services capabilities over an expanded customer base, as we extend our range of sophisticated offerings to Summit's one million households."

Chad Gifford, President and Chief Operating Officer of Fleet, said, "We will bring together the best of the two companies, specifically the capabilities and expertise of Fleet and the relationship management skills of Summit. Moreover, we will combine and maintain the outstanding community investment and philanthropic levels of both companies in New Jersey, which total $4 million per year."

T. Joseph Semrod, Chief Executive Officer of Summit, said, "This acquisition is the right one for Summit, as it provides significant value to our shareholders, our customers, our employees, and the members of our communities. Together, our combined organization will be able to offer our customers a broader and more sophisticated array of products and services, while continuing to provide the highest levels of customer service. Importantly, Fleet has committed to maintaining our current high levels of community, charitable and economic development commitments, deserving of our outstanding CRA rating." Semrod has agreed to continue to serve as Chairman of the New Jersey bank and will be named a Vice Chairman and a member of the board of directors of FleetBoston Financial Corporation. John G. Collins, a current Vice Chairman of Summit, will serve as President of the New Jersey bank.

Summit has $39 billion in assets, and more than 500 branches across New Jersey, Pennsylvania and Connecticut. Fleet, with assets of $181 billion, has approximately 1,200 branches in New England, New York and New Jersey. At completion of the transaction, expected in the first quarter of 2001, the combined institution will have approximately $220 billion in assets.

The transaction is expected to be immediately accretive to Fleet's earnings.

Also today, Fleet announced that its Board of Directors has rescinded its prior authority, granted in April 2000, to repurchase up to $2.0 billion of its common stock to comply with the limitations of pooling-of-interests accounting in its acquisition of Summit.

FleetBoston Financial is the eighth largest financial holding company in the United States. An $181 billion diversified financial services company, it offers a comprehensive array of innovative financial solutions to 20 million customers in more than 20 countries and territories. Among the company's key lines of business are: retail banking, with approximately 1,200 branches and over 3,400 ATMs in the Northeast; commercial banking, including capital markets/investment banking and commercial finance; investment services, including discount brokerage, and full service banking through more than 250 offices in Latin America. Fleet Boston Financial is headquartered in Boston and listed on the New York Stock Exchange (NYSE: FBF) and the Boston Stock Exchange (BSF: FBF).

Summit Bancorp (NYSE: SUB) is a $39 billion diversified financial services company headquartered in Princeton, New Jersey. Through Summit's 500 branches, 600 ATMs and electronic commerce offerings such as Summit Online Banking, it provides comprehensive financial services to an extensive retail, corporate banking and private bank customer base in New Jersey, Eastern Pennsylvania, and Connecticut. For additional information about the company, please visit its web site at http://www.summitbank.com.

A conference call for the investing public will be broadcast live over the Internet at 10:00 a.m. EDT on Monday, October 2, 2000. The call is available at http://www.fleet.com (listen only).

SOURCE FleetBoston Financial Corporation

CONTACT: Media - James Mahoney of FleetBoston Financial, 617-434-9552; or Steven Lubetkin of Summit Bancorp, 609-514-7920; or Investor - John Kahwaty of FleetBoston Financial, 617-434-3650; or Kerry Calaiaro of Summit Bancorp, 609-987-3226/

Analysts presentation:


   [FLEETBOSTON LOGO]                                            [SUMMIT LOGO]
   OCTOBER 2, 2000
   Leveraging the Franchise

   Strategic Rationale:
   Compelling Fit with FleetBoston's Franchise
   o     COMMANDING SHARE IN HIGHLY ATTRACTIVE MARKET
   o     ACCELERATES FEE INCOME GROWTH RATE:
   o     Bringing FleetBoston's Products to Summit Customers
   o     MAINTAINS DIVERSIFIED BUSINESS MIX AND EARNINGS CONSISTENCY
   o     LEVERAGES SCALE CREATED BY FLEET/BKB MERGER
   o     ATTRACTIVE SHAREHOLDER ECONOMICS

   Why Summit.... ?
   New Jersey - A Highly Attractive Market
   o # 1 in Population Density
   o # 2 in Household Income
   o 9 of the Top 100 Wealthiest Counties in the U.S.
   o 25% of all Households in Northeast with $1MM+ of Investable Assets
   o Small Business Base - Equals MA and CT Combined
   o 50% of Fortune 500 have HQ's or Operations in N.J.
   ... Great Opportunity to Leverage Our Franchise

   Northeast Powerhouse
   FleetBoston will have Sizable Lead Positions in
   Three of the Wealthiest States



                                                   FBF DEPOSIT
          HOUSEHOLD INCOME RANK       STATE           SHARE           RANK
--------------------------------------------------------------------------------
                   #1                 Conn.            27%             #1
--------------------------------------------------------------------------------
                   #2                 N.J.       21% (pro forma)       #1
--------------------------------------------------------------------------------
                   #6                 Mass.            37%             #1

   Ability to Cross-Sell
   Synergies Emerging From Fleet/Summit Merger

   On-Line Banking Customers (000s)
   12/98:  510 (12% penetration)
   9/00:  1,023 (26% penetration)

   On-Line Brokerage Customer (000s)
   12/98:  230
   9/00:  950

   Cash Management Revenues ($ billions)
   1999:  $0.8
   2000 Annualized:  $1.0

   Accelerating Summit's Growth Rate
   Huge Opportunity to Leverage Summit's Customers with
   FleetBoston's Stronger Product Mix

   Commercial:
     o     Ssmall Business (#1 SBA Lender)
     o     Global services (Forex, Trade)
     o     Cash Management (Top 5 Provider)
     o     Capital Markets (equity & debt, principal Inv.)
     o     Comm'l Finance (leasing, asset based)

   Consumer:
     o     E-commerce initiavies
     o     On-Line Banking (Home Link)
     o     On-Line Brokerage (Quick & Reilly)
     o     Invest Mgmt ($130B AUM)

   Compelling Fit
   Summit Brings Features Unique to the Combination

   o PENNSYLVANIA PRESENCE

          o  $3B Deposits
          o  115 Branches

   o $11B AUM

          o Includes High-Performing Pillar Funds

   o INSURANCE BROKERAGE

          o # 1 in N.J.
          o 3rd Largest Among Banks

   o MERCHANT BANKCARD PROCESSING

          o # 1 in N.J.
          o 16,000+ Merchants

   How This Transforms our Strategy
   Circle of Value Creation
   Move Customers in Highly Attractive Markets -> Greater Penetration Growth & Scale -> Free Cash Flow and Capital -> Reinvestment in Growth Businesses

PPT SLIDE
   Attractive Shareholder Economics

   o     ACCRETIVE TO OPERATING EARNINGS IN 2001
   o     3% ACCRETIVE IN 2002 AND BEYOND
   o     IRR: 19%
   o     30% COST SAVES
   o     GENERATES $1B OF EXCESS CAPITAL THROUGH BALANCE SHEET REPOSITIONING

   Transaction Summary
   STRUCTURE: - POOLING

   - TAX-FREE EXCHANGE

   FIXED EXCHANGE RATIO: - 1.02 FBF SHARES FOR EACH SUB SHARE

   PRICE: - $39.78 PER SHARE (BASED ON FBF CLOSE ON 9/29)

   - $7B AGGREGATE TRANSACTION VALUE

   - 15.7% PREMIUM TO MARKET

   TIMING: - SUBJECT TO REGULATORY AND SUMMIT SHAREHOLDER APPROVAL

   - TARGETED TO CLOSE Q1'01

   BOARD OF DIRECTORS - 2 SUMMIT DIRECTORS INCLUDING T. JOSEPH SEMROD, CHAIRMAN & CEO, TO JOIN FBF BOARD

   DIVESTITURES - $250MM - PRIMARILY SOUTHERN NEW JERSEY

PPT SLIDE
   Low-Risk Integration

   o     FBF: AN EXCELLENT OPERATOR & CONSOLIDATOR

   o     NATURAL EXTENSION OF CURRENT GEOGRAPHY

   o     EACH COMPANY ALREADY ON A SINGLE OPERATING PLATFORM

   o     MANY COMMON VENDOR SYSTEMS

   o     VAST MAJORITY OF FLEETBOSTON BUSINESSES NOT AFFECTED

   o     EXPECT TO COMPLETE WITHIN 6 MONTHS

   We've Delivered
   Fleet/BKB Merger Completed

E.P.S. Expectations                               Pre-Merger    We've Delivered
                                                 Announcement
                                                --------------------------------
                                     1999            $2.85           $2.91
                                                --------------------------------
                                     2000            $3.19           $3.39
                                                --------------------------------
                                                 1% accretion     7% accretion


--------------------------------------------------------------------------------


Cost Savings                                      $1 Billion      Achieved by
                                                                    year end
                                                --------------------------------
                                                    -$600mm         -$800mm
                                                   (merger)        annualized
                                                --------------------------------
                                                    -$400mm       Thru 3Q 100
                                                 (divestiture)


--------------------------------------------------------------------------------


Divestitures                                     $13B Deposits        Done
                                                --------------------------------
                                                  12% premium      $13B & 315
                                                                     Branches to
                                                                     Sovereign &
                                                                     Community
                                                                      Banking

   Financial Assumptions

   COST SAVINGS: $275 MILLION (60% IN 2001 / 100% IN 2002)

   BALANCE SHEET $15B OF LOW-MARGIN ASSET DISPOSITIONS REPOSITIONING - $10B INVESTMENT SECURITIES

         - $ 5B Loans

         $175 million after-tax cost

   RESTRUCTURING CHARGES: $250 MILLION AFTER-TAX AT CLOSE $ 60 MILLION AFTER-TAX IN SUBSEQUENT PERIODS

   REVENUE ENHANCEMENTS: NONE ASSUMED

   Estimated Cost Savings
   Personnel $ 150MM
   Facilities and Equipment 60
   Other 65
   Total $ 275MM

                                E.P.S. Accretion

                                             ------------            -----------
                                                2001E                   2002E
                                             ------------            -----------
FBF EPS                                           $ 3.72                  $ 4.09

FBF Net Income                                     3,440                   3,775
Summit Net Income                                    560                     600
   Combined Net Income                             4,000                   4,375

Cost Savings (after-tax)                             100                     175
Balance Sheet Restructuring                         (25)                    (35)
Earnings on Reinvested Capital                        50                     110
--------------------------------------------------------------------------------
   Incremental Earnings                              125                     250
--------------------------------------------------------------------------------
   Pro Forma Earnings                              4,125                   4,625
Pro Forma E.P.S.                                  $ 3.73                  $ 4.20
--------------------------------------------------------------------------------
E.P.S. Accretion  $                               $  .01                  $  .11
                  %                                 0.3%                      3%
--------------------------------------------------------------------------------

Note: Above figures are derived from First Call earnings consensus for both companies and assumes after-tax earnings of 8.5% in 1001 and 8% in 2002 on reinvested capital. Excludes merger-related charges

                                  Balance Sheet
                                  June 30, 2000

$ IN BILLIONS

                                                         Balance
                                                         Sheet
                             FleetBoston     Summit      Restruct    ProForma*

Net Loans                   $    110.0    $     24.7   $     (5.0)  $    129.7
Securities                        22.8          11.3        (10.0)        24.1
Other Asset                       48.5           3.0          -           51.5
                            ------------  ----------   -----------  ----------
   Total Assets             $    181.3    $     39.0   $    (15.0)  $    205.3


Deposits                    $    104.7    $     26.1   $      -     $    130.8
Borrowings                        51.5           9.5        (15.0)        46.0
Other Liabilities                  9.8           0.4          -           10.2
                            -----------   ----------   -----------  ----------
   Total Assets             $    166.0    $     36.0   $    (15.0)  $    187.0

Preferred Stock                    0.6           -            -            0.6
Common Stock                      14.7           2.9          -           17.6
                            -----------   ----------   -----------  -----------
   Total Liab & Equity      $    181.3    $     39.0   $    (15.0)  $    205.3
                            -----------   ----------   ----------   -----------


                                Loan Composition

$ IN BILLIONS
                          FleetBoston        Summit              Balance Sheet     Pro Forma
                                                                 Restruct

                          Q2'00    % of      Q2'00   % of                          Q2'00     % of
                          Avg      Total     Avg     Total                         Avg       Total

C&I/ Lease Financing      $ 66.0    57%     $ 8.5     35%                          $ 74.5     55%
Commercial Real Estate       8.0     7%       3.2     13%                            11.2      8%
Residential Real Estate      9.1     8%       5.8     24%        (5.0)                9.9      7%
Consumer                    18.5    16%       6.4     27%                            24.9     18%
International               15.1    13%        -      0%                             15.1     11%
                         -------   ----     -----    ----        -------------     ------    ------
        Gross Loans       $116.7   100%     $24.0    100% $      (5.0)              136.7     100%



                               Deposit Composition

$ IN BILLIONS

                              FleetBoston         Summit           Pro Forma
                            Q2'00     % of    Q2'00     % of    Q2'00     % of
                             Avg     Total     Avg     Total     Avg     Total
Demand                     $  25.7       24% $   4.9       20% $  30.6       23%
Savings NOW                   44.0       41%    11.8       47%    55.8       42%
CDs                           22.0       20%     8.3       33%    30.3       23%
Foreign                       16.0       15%     -          0%    16.0       12%
                           -------   -------  ------   -------  ------    ------
   Total                   $ 107.7      100% $  25.1      100% $ 132.8      100%




* Excludes Expected Divestitures of $250MM

                                 Credit Quality
                                  June 30, 2000

$ IN BILLIONS

                         -----------  -----------  ------------------  ---------
Avg Loans                   FBF          SUB         Balance Sheet     Pro Forma
                                                       Restruct
                         -----------  -----------  ------------------  ---------

Gross Loans                $112,476      $25,048            $(5,000)    $132,524
Loan Loss Reserve             2,472          335                           2,807
Non-Performing Assets           950          120                           1,070

NPAs/Loans                    0.84%        0.48%                           0.81%
NCOs/Avg Loans                0.96%        0.36%                           0.89%
Reserve/Loans                 2.20%        1.34%                           2.12%

   Compelling Fit with FleetBoston's Franchise

     o     COMMANDING SHARE IN HIGHLY ATTRACTIVE MARKET
     o     ACCELERATES FEE INCOME GROWTH RATE:
     o     Bringing FleetBoston's Products to Summit Customers
     o     MAINTAINS DIVERSIFIED BUSINESS MIX AND EARNINGS CONSISTENCY
     o     LEVERAGES SCALE CREATED BY FLEET/BKB MERGER
     o     ATTRACTIVE SHAREHOLDER ECONOMICS

   Strategic Rationale

APPENDIX

FORWARD LOOKING INFORMATION

   This presentation contains forward looking statements with respect to the financial condition, results of operations and business of FleetBoston Financial Corporation ("Fleet") and Summit Bancorp ("Summit"), and assuming the consummation of the merger, a combined Fleet and BankBoston, including statements relating to: (i) the cost savings and revenue enhancements and accretion to reported earnings that will be realized from the merger; and
   (ii) the restructuring charges expected to be incurred in connection with the merger. These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among other things, the following possibilities: (i) expected cost savings from the merger cannot be fully realized or realized within the expected time; (ii) revenues following the merger are lower than expected; (iii) competitive pressure among depository institutions increases significantly; (iv) costs related to the integration of the business of Fleet and BankBoston are greater than expected; (v) changes in the interest rate environment reduce interest margins; (vi) general economic conditions, either internationally or domestically in those regions in which the combined company will be doing business, are less favorable than expected; (vii) legislation or regulatory requirements or changes adversely affect the business in which the combined company will be engaged; and (viii) changes which may occur in the securities market.